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JUL 10 2019

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SEC FILE NUMBER
8-39049

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrasher & Chambers, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 SE 28th Street Suite 1

(No. and Street)

Bentonville	AR	72712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal & Company, LLC

(Name – *if individual, state last, first, middle name*)

101 Parklane Boulevard #201	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Mark Chambers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrasher & Chambers, Inc., as of July 08, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan J Thrasher
Notary Public
Benton County, Arkansas
Commission Expires 11/04/2021
Commission No. #12384801

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thrasher & Chambers

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/18

Contents

Independent Auditors Report

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Thrasher & Chambers, Inc.
1001 SE 28th Street, Suite 1
Bentonville AR 72712

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Thrasher & Chambers, Inc. (the "Company") as of December 31, 2018, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Emphasis-of-Matter

As discussed in Note J to the financial statements, the Company restated its opening stockholder's equity balance due to commission revenue improperly recorded in the prior period.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Thrasher & Chambers, Inc.'s auditor since 2018.

Sugar Land, TX

July 8, 2019

Thrasher & Chambers, Inc.

Financial Statements

Statement of Financial Condition

As of 12/31/18

Assets	
Current Assets	
Cash	62,676
Other Current Assets	
Commissions Receivable (Allowable)	4,438
Commissions Receivable (Non-Allowable)	36,637
Hilltop Securities (Clearing Deposit)	15,000
Total Other Current Assets	56,075
Total Current Assets	118,751
Fixed Assets, Net	16,308
Total Assets	135,059
Liabilities & Equity	
Liabilities	
Current Liabilities	
Accounts Payable	110
Other Current Liabilities	
Federal 941 Payroll Tax Liability	711
State Withheld	1,116
Accrued State Unemployment	50
Accrued Federal Unemployment	8
SIMPLE Withheld	3,125
Total Other Current Liabilities	5,010
Total Liabilities	5,120
Equity	
Common Stock	57,514
Additional Paid in Capital	6,900
Retained Earnings	65,525
Total Equity	129,939
Total Liabilities & Equity	135,059

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Financial Statements
Statement of Operations
For the Year-Ended 12/31/18

Ordinary Income Expenses	
Income	
Commissions	827,769
Total Income	827,769
Expense	
Payroll	
Salaries & Wages	183,742
Officer Salaries	300,500
Payroll Taxes	30,681
Shareholder's Health Insurance	6,860
Employee Benefits	9,751
SIMPLE IRA Plan	12,457
Total Payroll	543,991
Occupancy	15,400
General Taxes and Licenses	1,147
Depreciation Expense	6,842
Maintenance and Repairs	425
Legal and Accounting	10,734
Advertising	2,786
Automotive	23,752
Dues and Subscriptions	9,677
Insurance	2,955
Telephone	7,297
Utilities	11,107
Office Supplies and Expense	11,002
Meals and Entertainment	2,043
Postage	2,166
Commissions and Contract Labor	20,702
Charitable Contributions	16,920
Meetings and Education	61
Fees Withheld by Hilltop	36,196
Total Expense	725,203
Net Ordinary Income	102,566
Net Income	102,566

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Financial Statements
Statement of Cash Flows
For the Year-Ended 12/31/18

Operating Activities	
Net Income	102,566
Adjustments to reconcile Net Income	
to Net Cash provided by operations:	
Commissions Receivable (Allowable)	36,568
Commissions Receivable (Non-Allowable)	-36,637
Accounts Payable	110
Depreciation	6,842
Accrued Expenses	-1,160
Net Cash provided by Operating Activities	108,289
Financing Activities	
Distributions	-94,139
Net Cash used in Financing Activities	-94,139
Net Cash Increases for year	14,150
Cash at beginning of year	48,526
Cash at end of year	62,676

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.

Financial Statements

Statement of Changes in Stockholders' Equity

As of and for the Year-Ended 12/31/18

Thrasher & Chambers, Inc.
Statement of Changes in Stockholders' Equity
As of and for the Year-Ended 12/31/18

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Share	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2018	0	0	100	57,514	0	6,900	77,086	141,500
Restatement (Footnote J)							-19,988	-19,988
Equity, as Restated				57,514	0	6,900	57,098	121,512
Net Income							102,566	102,566
Distributions							-94,139	-94,139
Balance as of December 31, 2018	0	0	100	57,514	0	6,900	65,525	129,939

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Thrasher & Chambers, Inc. (the "Company") was organized in the State of Arkansas in 1962, and is registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm. The Company has adopted a calendar year end.

Description of Business

The Company, located in Arkansas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2018, there are no cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are

based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Revenue Recognition

Commission revenues are recorded by the company when the service is rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations

The Company provides financial advisory services.

Income Taxes

The Company is taxed as a Subchapter S Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather that the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charges interest.

Advertising

The Company follows the policy of charging advertising to expense as incurred.

Financial Instrument with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured by the Securities Investor Protection Corporation (SIPC).

Subsequent Event:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through July 8, 2019, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1. As of the December 31, 2018, the Company had net capital calculation of $71,933 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 6.65%, as of December 31, 2018. There are no material differences between net capital as computed in Company's Part IIA of Form X-17A-5 filed for the period ended December 31, 2018.

NOTE C- SIMPLE IRA PLAN

The company has a SIMPLE IRA plan established with American Funds. Employee's of the company are eligible to participate if they have been employeed for 1 year. The company contributions will match contributions equal to 100% of elective deferrals, up to a limit of 3% of compensation for the calendar year.

NOTE D - NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of broker commissions.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE E - RENT

The company leased office space under a non-cancellable operating lease expiring February 28, 2019. At December 31, 2018, future minimum lease payments were as follows:

2019	$2,567.00

Straight lined rent expense paid for the year ended December 31, 2018 was $15,400.

NOTE F – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house with $15,000 cash deposited which may not be withdrawn for normal operating costs, but is restricted to cover any errors charges to Company not as a result of the clearing organization.

NOTE G – FIXED ASSETS

Following are the major classification of fixed assets:

	2018
Office Equipment	$ 42,101
Automobiles	48,298
Accumulated Depreciation – Office Equip	$ 25,793
Accumulated Depreciation - Auto	48,298
	$ 16,308

NOTE H – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE J- RESTATEMENT

The financial statements reflect a restatement recorded to the 1/1/2018 stockholder's equity account balance for the correction of improperly accrued revenue recorded in the prior period.

NOTE K-RELATED PARTY TRANSACTIONS

The company has an agreement with the shareholder, David Thrasher, that distributions will be made on his behalf to pay for certain expenses in lieu of a physical check. David Thrasher recieves a set salary and all other commissions earned by David will be distributed to pay for certain expenses. David's total distributions for 2018 was 80,639. No outstanding distributions were owed to David at year end, December 2018.

Thrasher & Chambers, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/18

Computation of Net Capital

Total Stockholder's Equity	$	129,939
Non-Allowable Assets	$	52,945
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	76,993

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	334
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	71,993

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	5,121
Percentage of Aggregate Indebtedness to Net Capital		6.65%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	$	77,020
Adjustments		
Increase(Decrease) in Equity		6,951
(Increase) Decrease in Non-Allowable Assets	$	-6,978
(Increase) Decrease in Securities Haircuts		-
(Increase) Decrease in Undue Concentration Charges		-
Net Capital per Audit	$	76,993
Reconciled Difference	$	--------

Thrasher & Chambers, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/18

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/18, the Company had net capital of $76,993 which was $71,993 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.65%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Thrasher & Chambers, Inc.
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/18

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Mark Chambers
Thrasher & Chambers, Inc.

1001 SE 28th Street, Suite 1
Bentonville, AR 72712

Dear Mark Chambers:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Thrasher & Chambers, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Thrasher & Chambers, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Thrasher & Chambers, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thrasher & Chambers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

July 8, 2019

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/18

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Thrasher & Chambers, Inc.

1001 S.E. 28th Street, Suite #1
Bentonville, AR 72712
Office: (479) 273-5333 Fax: (479) 273-5343

February 7, 2019

Mr Nathan Tuttle
ThayerOneal CPA
101 Park Lane Blvd, Suite 201
Sugar Lane, TX 77478

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of our knowledge and belief, Thrasher & Chambers, Inc.,

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 1, 2018, through December 31, 2018, without exception, unless noted in number 3 below;
3. We have no exceptions to the report this fiscal year.

Sincerely,

Mark Chambers, President/CEO

STOCKS BONDS MUTUAL FUNDS
Member: Financial Industry Regulatory Authority (FINRA)
Security Investors Protection Program (SIPC)

Auditor's Agreed Upon Procedures Report Pursuant to SEA Rule 17a-5(e)(4)

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Thrasher & Chambers, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Thrasher & Chambers, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2018, which were agreed to by Thrasher & Chambers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Thrasher & Chambers, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Thrasher & Chambers, Inc.'s management is responsible for Thrasher & Chambers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2018 through December 31, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

July 8, 2019

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/18

SIPC Payment Schedule

Total revenue per SIPC 7 (as amended)	$ 827,770
Total revenue per financial statements (immaterial difference of $1 to rounding)	$ 827,769
Deductions	861,529
SIPC net operating revenues	$ (33,760)
Amount due per general assessment @ 0.0015	$ -

Form	Filing date	Check number	Filed/paid to	Amount carried forward
SIPC 6 - PY carryforward	8/28/2018	N/A	N/A	$ 73
SIPC 7 (as amended)	5/20/2019	N/A	N/A	$ -

Total amount paid	$ 73
Overpayment (Underpayment)	$ (73)

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/18

SIPC Payment Schedule

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning ______ and ending ______

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 827,700
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	825,333
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	36,196
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	861,529
2d. SIPC Net Operating Revenues	$ -33,759
2e. General Assessment @ .0025 This rate used before 1/1/2017	$ 0 (to page 1, line 2.A.)

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